AMENDMENT
                                       TO
                       INVESTMENT SUB-ADVISORY AGREEMENT
                                    BETWEEN
                     JACKSON NATIONAL ASSET MANAGEMENT, LLC
                                      AND
                       M&G INVESTMENT MANAGEMENT LIMITED

     This AMENDMENT is made by and between JACKSON NATIONAL ASSET MANAGEMENT, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and M&G INVESTMENT MANAGEMENT LIMITED, a company registered in England and Wales ("Sub-Adviser").

     WHEREAS, the Adviser and Sub-Adviser entered into an Investment Sub-Advisory Agreement dated September 30, 2008, effective as of October 6, 2008 ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust.

     WHEREAS, the parties have agreed to amend Section 8. "Compensation," of the Agreement.

     NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement to delete the second paragraph under the "Compensation" section in its entirety and to amend the first paragraph so that it reads as follows:

     8.  COMPENSATION.
         ------------

For the services provided and the expenses assumed pursuant to this Agreement, the Adviser will pay the Sub-Adviser, a sub-advisory fee in accordance with Schedule B hereto, accrued daily and payable monthly on the average daily net assets in the Funds. [For the period September 1, 2009 to December 31, 2009, if the fees paid or payable in accordance with Schedule B of this Agreement for any Fund fall below the sum representing an annual fee of $200,000 prorated for the relevant period (the "Prorated Minimum Fee"), the Adviser will pay the Sub-Adviser an additional fee so that the total sub-advisory fee payable to the Sub-Advisor in respect of this period for such Fund shall be the Prorated Minimum Fee. Such additional fee shall be payable within 30 days after the receipt by the Adviser of the relevant invoice issued by the Sub-Adviser. For the period January 1, 2010 to December 31, 2010 and for each succeeding twelve
(12) month period, if the fees paid or payable in accordance with Schedule B of this Agreement for any Fund fall below $200,000 (the "Minimum Fee"), the Adviser will pay the Sub-Adviser an additional fee so that the total sub-advisory fee payable to the Sub-Advisor in respect of this period for such Fund shall be the Minimum Fee. Any such additional fee shall be payable annually in arrears and within 30 days after the receipt by the Adviser of the relevant invoice issued by the Sub-Adviser. Should this Agreement terminate part-way through a calendar year, a Prorated Minimum Fee shall apply in respect of the period January 1st of such year to the date of termination and shall also, if applicable, be payable within 30 days after the receipt of an invoice. The Sub-Adviser agrees to accept the fees set out in this Section 8 as full compensation for its services provided pursuant to this Agreement.]

This Amendment may be executed in two or more counterparts which together shall constitute one document.

     IN WITNESS WHEREOF, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 18th day of December, 2009. This Amendment shall be effective as of September 1, 2009.


JACKSON NATIONAL ASSET                    M&G INVESTMENT
MANAGEMENT, LLC                           MANAGEMENT LIMITED


By:   /s/ Mark D. Nerud                   By:  /s/ Ed Rosengarten


Name:  Mark  D.  Nerud                    Name: Ed Rosengarten


Title:   President                        Title:  CEO Equities